UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
July 26, 2010

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Irvine Sensors, Inc.

File No. 0-8402 - CF#25231

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Irvine Sensors, Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-Q filed on May 12, 2010.

Based on representations by Irvine Sensors, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.2	through March 10, 2020
Exhibit 10.6	through July 14, 2012
Exhibit 10.7	through July 14, 2012

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Craig E. Slivka
Special Counsel